SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November 2010
FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Exhibit 10.4
Exhibit 10.5

EXPLANATORY NOTE
This Current Report on Form 6-K/A (“Amendment”) amends the Current Report on Form 6-K filed by Fresenius Medical Care AG & Co. KGaA (the “Company”) on November 3, 2010, pursuant to which the Company filed copies of Exhibits 10.4 and 10.5 (the “Exhibits”). The Company is filing this Amendment solely to re-file the Exhibits to provide certain previously omitted portions for which the Company has determined that confidential treatment is not required. Other than the re-filing of the Exhibits, no part of the Current Report on Form 6-K filed on November 3, 2010 is being amended, and the filing of this Amendment should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to November 3, 2010.

EXHIBITS

Exhibit No.

10.4	Amendment No. 3 dated as of September 29, 2010 to Bank Credit Agreement and Term Loan Credit Agreement each dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as borrowers and guarantors, Bank of America N.A., as administrative agent, and the lenders party thereto.(1)
10.5	Allonge dated September 29, 2010 to Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius SE as lender.(1)

(1)	Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
     DATE: April 8, 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by: FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ Dr. Ben J. Lipps
	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Michael Brosnan
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner